SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Blackstone Real Estate Income Fund II

(Name of Issuer)

Institutional Class II Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Leslie Lenzo

Advocate Health Care Network

Advocate Health and Hospitals Corporation

3075 Highland Parkway

Downers Grove, IL 60515

(630) 929-5736

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Advocate Health Care Network – FEIN: 36-2167779
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,248.695(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,248.695(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,248.695(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5.
(2)	Based on 206,145.698 shares of Institutional Class II common shares issued and outstanding as of February 29, 2016, as reported in the Fund’s prospectus dated April 28, 2016.

1	NAMES OF REPORTING PERSON Advocate Health and Hospitals Corporation – FEIN: 36-2169147
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,248.695(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,248.695(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,248.695(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5.
(2)	Based on 206,145.698 shares of Institutional Class II common shares issued and outstanding as of February 29, 2016, as reported in the Fund’s prospectus dated April 28, 2016.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Institutional Class II Shares of Beneficial Interest, $0.001 par value per share (the “Class II Shares”), of Blackstone Real Estate Income Fund II, a Delaware statutory trust (the “Fund”). The Fund reports that its principal executive offices are located at 345 Park Avenue, New York, New York 10154.

Item 2. Identity and Background.

(a) (b) This Statement is filed by Advocate Health Care Network (“AHCN”) and Advocate Health and Hospitals Corporation (“AHHC” and collectively with AHCN, the “Reporting Persons” and each a “Reporting Person”). The Class II Shares covered by this Statement are held of record by AHHC, which is a wholly-owned subsidiary of AHCN. The Reporting Persons entered into a Joint Filing Agreement dated June 2, 2016, as further described in Item 6 and filed as an exhibit to this Statement. Accordingly, the Reporting Persons are hereby filing this joint Statement.

The principal business of each of the Reporting Persons is providing faith-based, not-for-profit health care in Illinois.

Each of the Reporting Persons is an Illinois corporation. The principal address of each of the Reporting Persons is 3075 Highland Parkway, Downers Grove, Illinois 60515.

The names and principal occupations of each of the directors and executive officers of each Reporting Person are as follows:

AHCN:

Board of Directors:

Michele Richardson (Chairperson)

John F. Timmer (Vice Chairperson)

David B. Anderson

Lynn Crump-Caine

Rev. Dr. Nathaniel Edmond

Ronald L. Greene

Mark M. Harris

Gail D. Hasbrouck

Rick Jakle

Ronald J. Mallicoat, Jr.

Bishop Wayne N. Miller

Rev. Dr. Jorge L. Morales

Clarence Nixon, Jr. Ph.D.

James H. Skogsbergh

Gary D. Stuck, D.O., FAAFP

Executive Officers:

Dominick Nakis – Senior Vice President and Chief Financial Officer and Treasurer

James Doheny – Vice President, Finance and Corporate Controller

Leslie Lenzo, CFA – Vice President, Treasury and Chief Investment Officer

AHHC:

Board of Directors:

Michele Richardson (Chairperson)

John F. Timmer (Vice Chairperson)

David B. Anderson

Lynn Crump-Caine

Rev. Dr. Nathaniel Edmond

Ronald L. Greene

Mark M. Harris

Gail D. Hasbrouck

Rick Jakle

Clarence Nixon, Jr. Ph.D.

James H. Skogsbergh

Gary D. Stuck, D.O., FAAFP

Executive Officers:

Dominick Nakis – Senior Vice President and Chief Financial Officer and Treasurer

James Doheny – Vice President, Finance and Corporate Controller

Leslie Lenzo, CFA – Vice President, Treasury and Chief Investment Officer

(d)-(e) During the last five years, none of the Reporting Persons, nor any of the executive officers or directors of each of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each director and executive officer of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Class II Shares purchased by AHHC was $5,000,000. AHHC’s payment of the aggregate purchase price was funded by cash on hand.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Class II Shares for investment purposes.

None of the Reporting Persons currently has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Fund, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) AHHC is the record holder of 51,248.695 Class II Shares, which represent approximately

24.9% of the outstanding Class II Shares based on 206,145.698 Class II Shares issued and outstanding as of February 29, 2016, as reported in the Fund’s prospectus dated April 28, 2016. Because AHHC is a wholly-owned subsidiary of AHCN, AHCN is deemed to hold an indirect beneficial ownership over the Class II Shares. The voting and investment power over the Class II Shares covered by this Statement is shared by the Reporting Persons.

(c) Except as set forth herein, none of the Reporting Persons have engaged in any transactions during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement and any amendment or amendments thereto, which agreement is set forth as Exhibit 99.1 to this Statement and incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1         Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 2, 2016

ADVOCATE HEALTH CARE NETWORK

By:	/s/ Leslie Lenzo
Leslie Lenzo, VP Treasury and Chief Investment Officer

ADVOCATE HEALTH AND HOSPITALS CORPORATION

By:	/s/ Leslie Lenzo
Leslie Lenzo, VP Treasury and Chief Investment Officer